UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF
1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CNS Pharmaceuticals, Inc.

Legal status of

   issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Nevada

   Date of organization
   July 27, 2017

Physical address of issuer
2100 West Loop South, Suite 900, Houston, TX 77027

Website of issuer
cnspharma.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised and 2% of the Securities being issued in this Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
If offering is successful, intermediary will receive a commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☒ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
June 11, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4 (all part-time)

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$162,194.00	$0.00
Cash & Cash Equivalents	$110,543.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$121,825.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(219,362.00)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 13, 2018

FORM C

Up to $1,070,000.00

**CNS Pharmaceuticals,
Inc.**

Units of SAFE (Simple Agreement for Future Equity)



This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CNS Pharmaceuticals, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and
absolute discretion. The Company has the right to cancel or rescind its offer to sell the
Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers (3)	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$12.50	$237.50
Aggregate Minimum Offering Amount	$100,000.00	$5,000	$95,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,106,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will receive a commission equivalent to 2% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company's officers, directors, current shareholders and current debtholders may participate in this offering, and the proceeds from their participation will be counted toward the satisfaction of the minimum offering amount. The Company's officers, directors, current shareholders and current debtholders have all either acquired or have the right to acquire shares of Company common stock at a substantial discount to the price per share that purchasers in this Offering will purchase the Company's common stock, if the IPO is successful.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, neither the

U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at cnspharma.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 13, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation CF.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO

CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM
LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL

OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN
INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C contains forward-looking statements and is subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

After completing the Offering, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:

cnspharma.com The Company must continue to comply with the ongoing reporting

requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange
Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith, except as required by applicable law, including, without limitation, Rule 203 of Regulation CF. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CNS Pharmaceuticals, Inc. (the "Company") is a Nevada Corporation, formed on July 27, 2017.

The Company is located at 2100 West Loop South, Suite 900, Houston, TX

77027. The Company's website is cnspharma.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The terms "CNS" or the "Company", "we", "our" and "us" are used herein to refer to CNS Pharmaceuticals, Inc. We are a pre-clinical stage pharmaceutical company organized as a Nevada corporation on July 27, 2017 to focus on the development of anti-cancer drug candidates for the treatment of brain and central nervous system tumors, which drug candidates are based on a license agreement with Houston Pharmaceuticals, Inc. (HPI), and a collaboration and asset purchase agreement with Reata Pharmaceuticals, Inc. (Reata).

We believe our lead drug candidate, Berubicin, if approved by the FDA, may be a significant discovery in the treatment of glioblastoma. Berubicin is an anthracycline, which is a class of drugs that are among the most powerful chemotherapy drugs known. Berubicin is the first anthracycline shown to cross the blood brain barrier ("BBB") and target cancer cells. While our current focus is solely on the development of Berubicin, we are also in the process of attempting to secure intellectual property rights in additional compounds that may be developed into drugs to treat cancers.

On December 28, 2017, we obtained the rights to a worldwide exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI in an agreement we refer to as the HPI License. Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least

12

$7,000,000 within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee. As this offering has a maximum of approximately $1.0 million, even if we complete the maximum offering, we will still need to raise an additional $6.0 million in a follow-on offering in order to meet the contingency in the HPI License that grants us the rights to Berubicin. As our business plan is currently entirely dependent on Berubicin, investors in this Offering will be investing in our company without any assurance that we will meet the $7.0 million contingency in the HPI License. If we fail to meet the $7.0 million contingency in the HPI Agreement, our company will likely be worthless and you will lose your entire investment.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	100,000 (1)
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	100,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Unit of the Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	June 11, 2018
Use of proceeds	See the description of the use of proceeds on page 39 hereof.
Voting Rights	See the description of the voting rights on page 54 hereof.

(1) The Company's officers, directors, current shareholders and current debtholders may participate in this offering, and the proceeds from their participation will be counted toward the satisfaction of the minimum offering amount. The Company's officers, directors, current shareholders and current debtholders have all either acquired or have the right to acquire shares of Company common stock at a substantial discount to the price per share that purchasers in this Offering will purchase the Company's common stock, if the IPO is successful.

The price of the Securities has been determined by the Company arbitrarily and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Upon the completion of this offering, we intend to pursue another offering pursuant to Regulation A of the Securities Act, and if we are unsuccessful in completing such follow-on offering, our company will likely fail and the Securities you are purchasing in this offering will likely become worthless.

Upon the completion of this offering, we intend to pursue a follow-on offering pursuant to Regulation A of the Securities Act. A significant portion of the proceeds from this offering will be utilized to pay for the preparation, filing and marketing of the Regulation A offering. Our business plan requires us to raise substantial additional financing in the Regulation A offering, and if we are unsuccessful in raising such additional financing, we will be unable to execute our business plan and we will likely cease operations.

In accordance with the terms of the Securities, investors in this offering will be eligible to receive common stock in the Regulation A offering, provided that we raise at least $8.0 million in such offering. If we are successful in raising at least $8.0 million in the Regulation A offering, investors in this offering will be required to convert their Securities into our common stock. At such time, we will be an early-stage biotechnology company with limited financial resources. If we are unsuccessful in raising at least $8.0 million in the Regulation A offering, investors in this offering will not be permitted to convert their Securities into our common stock, which means they will be required to hold their investment in the Securities for an indefinite period of time.

Our rights to Berubicin are dependent on our raising $7.0 million, and as such even if we complete the maximum offering, we will still need to raise an additional $6.0 million in a follow-on offering.

On December 28, 2017, we obtained the rights to a worldwide, exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI in an agreement we refer to as the HPI License. Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least $7.0 million within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee. The license also bears royalties.

Based on the terms of the HPI License, our rights to Berubicin are dependent on our raising $7.0 million. As this offering has a maximum of approximately $1.0 million, even if we complete the maximum offering, we will still need to raise an additional $6.0 million in a follow-on offering in order to meet the contingency in the HPI License that grants us the rights to Berubicin. As our business plan is currently entirely dependent on Berubicin, investors in this Offering will be investing in our company without any assurance that we will meet the $7.0 million contingency in the HPI License. If we fail to meet the $7.0 million contingency in the HPI Agreement, our company existing contractual rights will be worthless, substantially affecting our company's valuation and likely leading to the loss of your entire investment.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all, and, if not so available, may require us to delay, limit, reduce or cease our operations.

We intend to use the proceeds from this offering to pay for the preparation, filing and marketing of the Regulation A offering, and we intend to use the proceeds from the Regulation A offering to, among other uses, advance Berubicin through clinical development. Developing pharmaceutical products, including conducting pre-clinical studies and clinical trials, is expensive. We will require substantial additional future capital in order to complete clinical development and commercialize Berubicin. If the FDA requires that we perform additional nonclinical studies or clinical trials, our expenses would further increase beyond what we currently expect and the anticipated timing of any potential approval of Berubicin would likely be delayed. Further, there can be no assurance that the costs we will need to incur to obtain regulatory approval of Berubicin will not increase.

We will continue to require substantial additional capital to continue our clinical development and commercialization activities. Because successful development of our product candidates is uncertain, we are unable to estimate the actual amount of funding we will require to complete research and development and commercialize our products under development.

The amount and timing of our future funding requirements will depend on many factors, including but not limited to:

• whether our plan for clinical trials will be completed on a timely basis;

• whether we are successful in obtaining an accelerated approval pathway with the FDA related to Berubicin;

• the progress, costs, results of and timing of our clinical trials for Berubicin;

• the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

• the costs associated with securing and establishing commercialization and manufacturing capabilities;

• market acceptance of our product candidates;

• the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

• our ability to maintain, expand and enforce the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

• our need and ability to hire additional management and scientific and medical personnel;

• the effect of competing drug candidates and new product approvals;

• our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

• the economic and other terms, timing of and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Some of these factors are outside of our control. We may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or otherwise that may require us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us.

We have in the past completed related party transactions that were not conducted on an arm's length basis.

We acquired the patent rights to Berubicin pursuant to a license agreement with Houston Pharmaceuticals, Inc., a company affiliated with our largest shareholder. Due to the relationship between our company and Houston Pharmaceuticals, Inc., the negotiation of the license agreement was not conducted on an arm's length basis. As such, it is possible that the terms were less favorable to us than in a transaction negotiated in an arm's length transaction.

We have never been profitable, we have no products approved for commercial sale, and we have not generated any revenue from product sales. As a result, our ability to reduce our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never been profitable and do not expect to be profitable in the foreseeable future. We have not yet submitted any drug candidates for approval by regulatory authorities in the United States or elsewhere.

To date, we have devoted most of our financial resources to corporate overhead. We have not generated any revenues from product sales. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for Berubicin, prepare for and begin the commercialization of any approved products, and add infrastructure and personnel to support our continuing product development efforts. We anticipate that any such losses could be significant for the next several years. If Berubicin or any of our other drug candidates fail in clinical trials or does not gain regulatory approval, or if our drug candidates do not achieve market acceptance, we may never become profitable. As a result of the foregoing, we expect to continue to experience net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the FDA to perform studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our drug candidates. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues.

We have no operating history and we expect a number of factors to cause our operating results to fluctuate on an annual basis, which may make it difficult to predict our future performance.

We are a pre-clinical pharmaceutical company with no operating history. Our operations to date have been limited to acquiring our technology portfolio. We have not yet commenced any clinical trials or obtained any regulatory approvals for any of our drug candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or approved products on the market. Our operating results are expected to significantly fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include:

• any delays in regulatory review and approval of our product candidates in clinical development, including our ability to receive approval from the FDA for Berubicin;

• delays in the commencement, enrollment and timing of clinical trials;

• difficulties in identifying patients suffering from our target indications;

• the success of our clinical trials through all phases of clinical development;

• potential side effects of our product candidate that could delay or prevent approval or cause an approved drug to be taken off the market;

• our ability to obtain additional funding to develop drug candidates;

• our ability to identify and develop additional drug candidates beyond Berubicin;

• competition from existing products or new products that continue to emerge;

• our ability to adhere to clinical trial requirements directly or with third parties such as contract research organizations (CROs);

• our ability to establish or maintain collaborations, licensing or other arrangements;

• our ability to defend against any challenges to our intellectual property including, claims of patent infringement;

• our ability to enforce our intellectual property rights against potential competitors;

• our ability to secure additional intellectual property protection for our developing drug candidates and associated technologies;

• our ability to attract and retain key personnel to manage our business effectively; and

• potential product liability claims.

These factors are our best estimates of possible factors, but cannot be considered a complete recitation of possible factors that could affect the Company. Accordingly, the results of any historical quarterly or annual periods should not be relied upon as indications of future operating performance.

We cannot be certain that Berubicin will receive regulatory approval, and without regulatory approval we will not be able to market Berubicin.

Our business currently depends largely on the successful development and commercialization of Berubicin. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of Berubicin for the treatment of glioblastoma.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a NDA from the FDA. We have not submitted any marketing applications for any of our product candidates.

NDAs must include extensive pre-clinical and clinical data and supporting information to establish the product candidate' s safety and effectiveness for each desired indication. NDAs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of a NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators in other jurisdictions have their own procedures for approval of product candidates. Even if a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of drug candidates with which we must comply with prior to marketing in those countries. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, Europe or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, pre-clinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products. Also, regulatory approval for any of our product candidates may be withdrawn.

If we are unable to obtain approval from the FDA, or other regulatory agencies, for Berubicin and our other product candidates, or if, subsequent to approval, we are unable to successfully commercialize Berubicin or our other product candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations, likely resulting in the total loss of principal for our investors.

Any statements in this filing indicating that Berubicin has demonstrated preliminary evidence of efficacy are our own and are not based on the FDA's or any other comparable governmental agency's assessment of Berubicin and do not indicate that Berubicin will achieve favorable efficacy results in any later stage trials or that the FDA or any comparable agency will ultimately determine that Berubicin is effective for purposes of granting marketing approval.

Delays in the commencement, enrollment and completion of clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for Berubicin and our other product candidates.

Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs or limit the regulatory approval of our product candidates. We do not know whether any future trials or studies of our other product candidates will begin on time or will be completed on schedule, if at all. The start or end of a clinical study is often delayed or halted due to changing regulatory requirements, manufacturing challenges, including delays or shortages in available drug product, required clinical trial administrative actions, slower than anticipated patient enrollment, changing standards of care, availability or prevalence of use of a comparative drug or required prior therapy, clinical outcomes or financial constraints. For instance, delays or difficulties in patient enrollment or difficulties in retaining trial participants can result in increased costs, longer development times or termination of a clinical trial. Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, including the size of the patient population, the eligibility criteria for the clinical trial, that include the age and condition of the patients and the stage and severity of disease, the nature of the protocol, the proximity of patients to clinical sites and the availability of effective treatments and/or availability of investigational treatment options for the relevant disease.

A product candidate can unexpectedly fail at any stage of pre-clinical and clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. The results from preclinical testing or early clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. We, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time for various reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects, or other adverse initial experiences or findings. We may not have the financial resources to continue development of, or to enter into collaborations for, a product candidate if we experience any problems or other unforeseen events that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including, but not limited to:

• inability to obtain sufficient funds required for a clinical trial;

• inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

• negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

• serious and unexpected drug-related side effects experienced by subjects in our clinical trials or by individuals using drugs similar to our product candidates;

• conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

• delays in enrolling research subjects in clinical trials;

• high drop-out rates and high fail rates of research subjects;

• inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

• greater than anticipated clinical trial costs;

• poor effectiveness of our product candidates during clinical trials; or

• unfavorable FDA or other regulatory agency inspection and review of a clinical trial site or vendor.

We have never conducted a clinical trial or submitted an NDA before, and any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of our clinical development. Clinical trials may produce negative or inconclusive results, and our collaborators or we may decide, or regulators may require us, to conduct additional clinical trials or nonclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in preclinical studies and early clinical trials does not ensure that subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier clinical trials.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts.

If Berubicin is found to be unsafe or lack efficacy, we will not be able to obtain regulatory

approval for it and our business would be harmed.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we or any of our potential future collaborators may conduct will demonstrate the consistent or adequate efficacy and safety that would be required to obtain regulatory approval and market any products. If we are unable to bring Berubicin to market, or to acquire other products that are on the market or can be developed, our ability to create long-term stockholder value will be limited.

Our product candidates may have undesirable side effects that may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Unforeseen side effects from any of our product candidates could arise either during clinical development or, if Berubicin is approved, after the approved product has been marketed. The range and potential severity of possible side effects from therapies such as Berubicin are significant. If Berubicin causes undesirable or unacceptable side effects in the future, this could interrupt, delay or halt clinical trials and result in the failure to obtain or suspension or termination of marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA and other regulatory authorities only with restrictive label warnings.

If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

• regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

• we may be required to change instructions regarding the way the product is administered, conduct additional clinical trials or change the labeling of the product;

• we may be subject to limitations on how we may promote the product;

• sales of the product may decrease significantly;

• regulatory authorities may require us to take our approved product off the market;

• we may be subject to litigation or product liability claims; and

• our reputation may suffer.

Any of these events could prevent us or our potential future collaborators from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

If the FDA does not find the manufacturing facilities of our future contract manufacturers acceptable for commercial production, we may not be able to commercialize any of our product candidates.

We do not have any manufacturing capabilities and we do not intend to manufacture the pharmaceutical products that we plan to sell. We intend to utilize contract manufacturers for the production of the active pharmaceutical ingredients and the formulation of drug product for our trials of Berubicin that we will need to conduct prior to seeking regulatory approval. However, we do not have agreements for supplies of Berubicin or any of our other product candidates and we may not be able to reach agreements with these or other contract manufacturers for sufficient supplies to commercialize Berubicin if it is approved. Additionally, the facilities used by any contract manufacturer to manufacture Berubicin or any of our other product candidates must be the subject of a satisfactory inspection before the FDA approves the product candidate manufactured at that facility. We will be completely dependent on these third-party manufacturers for compliance with the requirements of U.S. and non-U.S. regulators for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conform to our specifications and the FDA' s current good manufacturing practice standards, or cGMP, and other requirements of any governmental agency whose jurisdiction to which we are subject, our product candidates will not be approved or, if already approved, may be subject to recalls. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our product candidates, including:

• the possibility that we are unable to enter into a manufacturing agreement with a third party to manufacture our product candidates;

• the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

• the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer.

Any of these factors could cause the delay of approval or commercialization of our product candidates, cause us to incur higher costs or prevent us from commercializing our product candidates successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the government agencies that regulate our products.

We have no sales, marketing or distribution experience and we will have to invest significant resources to develop those capabilities or enter into acceptable third-party sales and marketing arrangements.

We have no sales, marketing or distribution experience. To develop sales, distribution and marketing capabilities, we will have to invest significant amounts of financial and management resources, some of which will need to be committed prior to any confirmation that Berubicin or any of our other product candidates will be approved by the FDA. For product candidates where we decide to perform sales, marketing and distribution functions ourselves or through third parties, we could face a number of additional risks, including that we or our third-party sales collaborators may not be able to build and maintain an effective marketing or sales force. If we use third parties to market and sell our products, we may have limited or no control over their sales, marketing and distribution activities on which our future revenues may depend.

We may not be successful in establishing and maintaining development and commercialization collaborations, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we may seek to enter into collaborations with companies that have more experience. Additionally, if any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to our unlicensed territories. If we are unable to enter into arrangements on acceptable terms, if at all, we may be unable to effectively market and sell our products in our target markets. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements for the development of our product candidates.

One or more of our collaboration partners may not devote sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization. The terms of any collaboration or other arrangement that we establish may contain provisions that are not favorable to us. In addition, any collaboration that we enter into may be unsuccessful in the development and commercialization of our product candidates. In some cases, we may be responsible for continuing pre-clinical and initial clinical development of a product candidate or research program under a collaboration arrangement, and the payment we receive from our collaboration partner may be insufficient to cover the cost of this development. If we are unable to reach agreements with suitable collaborators for our product candidates, we would face increased costs, we may be forced to limit the number of our product candidates we can commercially develop or the territories in which we commercialize them. As a result, we might fail to commercialize products or programs for which a suitable collaborator cannot be found. If we fail to achieve successful collaborations, our operating results and financial condition could be materially and adversely affected.

Our success depends greatly on the success of Berubicin's development for the treatment of glioblastoma, and our pipeline of product candidates beyond this lead indication is extremely early stage and limited.

Other than Berubicin, we do not have any other drug candidates in our portfolio. As such, we are dependent on the success of Berubicin in the near term. We cannot provide you any assurance that we will be able to successfully advance Berubicin through the development process.

We face competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We have competitors in the United States, Europe and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies and universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing pharmaceutical products. These companies also have significantly greater research, sales and marketing capabilities and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing drugs for the diseases that we are targeting before we do or may develop drugs that are deemed to be more effective or gain greater market acceptance than ours. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in our target disease areas. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, technologies and drug products that are more effective or less costly than any of our product candidates that we are currently developing or that we may develop, which could render our products obsolete or noncompetitive.

If our competitors market products that are more effective, safer or less expensive or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, because of our limited resources, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

We may from time to time seek to enforce our intellectual property rights against infringers when we determine that a successful outcome is probable and may lead to an increase in the value of the intellectual property. If we choose to enforce our patent rights against a party, then that individual or company has the right to ask the court to rule that such patents are invalid or should not be enforced. Additionally, the validity of our patents and the patents we have licensed may be challenged if a petition for post grant proceedings such as inter-partes review and post grant review is filed within the statutorily applicable time with the U.S. Patent and Trademark Office (USPTO). These lawsuits and proceedings are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the infringement of such patents. In addition, there is a risk that the court will decide that such patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party' s activities do not infringe our intellectual property rights. In addition, in recent years the U.S. Supreme Court modified some tests used by the USPTO in granting patents over the past 20 years, which may decrease the likelihood that we will be able to obtain patents and increase the likelihood of a challenge of any patents we obtain or license.

We may be subject to claims that our employees and contractors have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and products could be significantly diminished.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

We currently have no full-time and 2 part-time employees. We also have 2 officers serving as part-time contractors. As we advance our product candidates through pre-clinical studies and clinical trials, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we may need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel and consultants.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the development, regulatory, commercialization and business development expertise of our management team, key employees and consultants. If we lose one or more of our executive officers or key employees or consultants, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers or key employees or consultants may terminate their employment at any time. Replacing executive officers, key employees and consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire and retain employees and consultants from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel and consultants. Our failure to retain key personnel or consultants could materially harm our business.

In addition, we have scientific and clinical advisors and consultants who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us and typically they will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

Our chief executive officer, chief medical officer and our chief financial officer are currently working for us on a part- time basis.

Three of our key employees are currently part-time and provide services for other biotechnology development efforts. Specifically, John Climaco, our chairman and chief executive officer is also serving as a director for Moleculin Biotech, Inc., a company also actively developing anticancer drugs, and Matt Lourie, our chief financial officer, is currently also providing consulting services related to financial reporting to other public and private entities. Sandra Silberman, our chief medical officer, is also the Chief Medical Officer for New Products at Moleculin, as well as a consultant for JW Pharmaceutical Corporation, Synteract, Inc. and Trovagene, Inc. As we progress, if the full-time services of a CEO or CFO are required and the current officers cannot provide that level of commitment, we will need to identify a suitable CEO or CFO who can dedicate such time to our company. We can provide no assurance that we will be able to successfully identify and retain a qualified candidate for this position.

We do not expect that our insurance policies will cover all of our business exposures thus leaving us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. In particular, we do not carry product liability insurance covering any clinical trials liability that we may incur. Although we intend to obtain such insurance before we commence any clinical trials, there can be no assurance that we will secure adequate insurance coverage or that any such insurance coverage will be sufficient to protect our operations to significant potential liability in the future. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on John Climaco, Sandra Silberman, MD PhD, and Matthew Lourie in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of John Climaco, Sandra Silberman, MD PhD, and Matthew Lourie die or become disabled, we will not receive any compensation to assist with such person' s absence. The loss of such person could negatively affect us and our operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee that you will receive a return on your investment.

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, each purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company' s officers, directors and 10% shareholders beneficially own approximately 94.5% of the Company. Subject to any fiduciary duties owed to our other shareholders under Nevada law, these shareholders may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company' s management and policies. Some of these persons may have interests that are different from yours. For example, these shareholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company' s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support our business. We do not intend in the foreseeable future to pay any dividends to holders of our shares of common stock.

Purchasers will not become equity holders until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company completes a future round of financing great enough to trigger a conversion.

Purchasers will not have voting rights until they become common stockholders, which may never occur.

Purchasers will not have the right to vote upon matters of the Company until and unless they become shareholders, which may never occur if we fail to raise at least $8.0 million in a follow-on offering.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Securities will either be converted into common stock upon the completion of an $8.0 million offering, or the Securities will end up worthless.

Investors will have to rely on Republic to monitor the Company's Escrow Account to ensure enough funds are kept until an Escrow Release Event.

The Company has agreed to place certain proceeds of the Offering into an Escrow Account until the Company obtains the rights to a worldwide exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI. Investors will have to rely on Republic to monitor the Escrow Account to ensure sufficient amount of the proceeds of the Offering are kept in the Escrow Account and declare a default in event the Company does not keep sufficient funds in the Escrow Account. Investors' inability to monitor the Escrow Account themselves may hurt their ability to properly monitor the Company's covenant to maintain certain funds in the Escrow Account.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company' s assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are a pre-clinical stage pharmaceutical company organized as a Nevada corporation on July 27, 2017 to focus on the development of anti-cancer drug candidates for the treatment of brain and central nervous system tumors, which are based on a license agreement with Houston Pharmaceuticals, Inc. (HPI), and a collaboration and asset purchase agreement with Reata Pharmaceuticals, Inc. (Reata).

We believe our lead drug candidate, Berubicin, if approved by the FDA, may be a significant discovery in the treatment of glioblastoma. Berubicin is an anthracycline, which is a class of drugs that are among the most powerful chemotherapy drugs known. Berubicin is the first anthracycline shown to cross the blood brain barrier ("BBB") and target cancer cells. While our current focus is solely on the development of Berubicin, we are also in the process of attempting to secure intellectual property rights in additional compounds that may be developed into drugs to treat cancers.

We do not have manufacturing facilities and all manufacturing activities are contracted out to third parties. Additionally, we do not have a sales organization.

History of the Business

We were organized in July 2017 as a Nevada corporation, initially to pursue the development of Berubicin, a potential treatment for glioblastoma and other CNS cancers. Berubicin was discovered at MD Anderson by Dr. Waldemar Priebe, the founder of the Company. Through a series of transactions, Berubicin was initially licensed to Reata. Reata conducted a successful Phase I clinical trial on Berubicin but subsequently allowed their investigative new drug application ("IND") with the FDA to lapse for strategic reasons. This will require us to obtain a new IND for Berubicin before beginning further clinical trials.

On November 21, 2017, we entered into a Collaboration and Asset Purchase Agreement with Reata (the "Reata Agreement"). Pursuant to the Reata Agreement we purchased all of Reata's intellectual property and development data regarding Berubicin, including all trade secrets, know-how, confidential information and other intellectual property rights which we refer to as the Reata Data. Our review of the Reata Data leads us to believe that Berubicin may have greater potential for efficacy and safety in glioblastoma patients than currently available therapies.

On December 28, 2017, we obtained the rights to a worldwide, exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI in an agreement we refer to as the HPI License. Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least

$7,000,000 within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee. In the HPI License we agreed to pay HPI: (i) development fees of $750,000 over a three-year period beginning after the $7.0 million raise is complete; (ii) a 2% royalty on net sales; (iii) a $50,000 per year license fee; (iv) milestone payments of $100,000 upon the commencement of a Phase II trial and $1.0 million upon the approval of a NDA for Berubicin; and (v) 200,000 shares of our common stock.

As this offering has a maximum of approximately $1.0 million, even if we complete the maximum offering, we will still need to raise an additional $6.0 million in a follow-on offering in order to meet the contingency in the HPI License that grants us the rights to Berubicin. As our business plan is currently entirely dependent on Berubicin, investors in this Offering will be investing in our company without any assurance that we will meet the $7.0 million contingency in the HPI License. If we fail to meet the $7.0 million contingency in the HPI Agreement, our company will likely be worthless and you will lose your entire investment. Our business strategy and plan described in this Offering document assumes that we are able to raise at least $7.0 million as required by the HPI License.

With the Reata Agreement and the HPI License, if we are able to raise $7.0 million in this Offering and in a follow-on offering, we feel we will have obtained all rights and intellectual property necessary to develop Berubicin. As stated earlier, it is the Company's plan to obtain additional intellectual property covering other compounds which may be developed into drugs for brain and other cancers.

Business Plan

We were created to specialize in the discovery and development of novel treatments for brain tumors. Our main focus is currently the development and testing of Berubicin. Berubicin is the first anthracycline shown to cross the blood brain barrier and target cancer cells. In 2009, the prior developer of Berubicin completed its Phase 1 clinical trial in patients diagnosed with brain cancers, including glioblastoma, the most aggressive form of brain cancer.

Currently, there are no effective therapies for glioblastoma. In the clinical trial completed in February 2009, Berubicin demonstrated one durable complete response (considered clinically to be a cure) in a glioblastoma patient. In a prior clinical trial, Berubicin has also shown promising data in a patient population that currently has a dismal median survival rate of only 14.6 months from glioblastoma diagnosis and few effective therapeutic options. If the early results are proven to be reproducible and if we secure regulatory approval to market Berubicin, its ability to cross the BBB combined with its mechanism of action, more thoroughly discussed below, has the potential to transform the treatment for this deadly cancer.

In the United States, 22,850 new glioblastoma patients are diagnosed and 15,300 patients die of this deadly disease annually (National Cancer Institute 2015). Due to the lack of effective therapies, the five-year survival rate of glioblastoma ranges from 13% for younger aged patients (20 to 44 years) to 1% for older populations. The current standard for treatment is surgery, radiation, and chemotherapy with temozolomide (TMZ). TMZ, the current standard of treatment for glioblastoma, has limited efficacy. In the TMZ final clinical trial performed before submitting for FDA approval (573 patients), overall survival was only improved by 2.5 months versus radiation alone.

Based on the compelling data relating to the mechanism of action of Berubicin, as well as initial clinical results in the Phase 1 study completed by the prior developer of Berubicin, we are planning a multi-center Phase 2 study that will evaluate the efficacy of Berubicin in subjects who have glioblastoma that has recurred or progressed following prior radiation therapy and temozolomide, which are the standards of care for newly diagnosed glioblastoma. Efficacy will be measured in terms of progression-free survival, which is a major endpoint in studies of glioblastoma, using accepted methodology (magnetic resonance imaging, MRI, including both pre- and post-gadolinium T1-weighted scans and T2/fluid attenuated inversion recovery (FLAIR) images), corticosteroid usage, and neurologic status (as measured by neurologic exam and the patient's performance on standardized exams). All of these are considered important in terms of a disease that after failure of primary therapy is almost uniformly fatal.

Assuming data from the above described Phase 2 study is positive, at its completion we intend to either look for a partner with which to conduct a Phase 3 study, or to raise sufficient capital to conduct such a study on our own. The goal of these studies is to develop a body of evidence to support a successful application with the U.S. Food and Drug Administration (FDA) and/or other similar regulatory agencies around the world. Should we obtain approval from the FDA or other international regulatory agencies to market Berubicin, we will either partner with third parties to sell and distribute it to physicians and patients, or we will develop our own sales force to do so.

The Company's Products and/or Services

Our first product under development is Berubicin, a development stage anthracycline designed to treat glioblastoma. Berubicin is an anthracycline, a class of drugs that are among the most powerful chemotherapy drugs known. Berubicin intercalates into DNA and interrupts topoisomerase II activity, resulting in the inhibition of DNA replication and repair, and RNA and protein synthesis. Unlike other anthracycline derivatives, Berubicin has been shown in animal models to cross the blood-brain barrier and targets cancer cells, specifically glioblastoma.

Glioblastoma has an unfavorable prognosis mainly due to its high propensity for tumor recurrence, which is inevitable after a median survival time of 32–36 weeks. A plethora of monotherapy and combination chemotherapy strategies have been evaluated in patients with recurrent glioblastoma. Although these can result in some minor improvements in progression-free survival, with an estimation of approximately 30% after six months, no obvious increase in survival has been associated with any particular regimen.

Despite aggressive initial treatment, most patients develop recurrent diseases which can be treated with re-resection, systemic treatment with targeted agents or cytotoxic chemotherapy, re-irradiation, or radiosurgery. Research into novel therapies is investigating alternative temozolomide regimens, convection-enhanced delivery, immunotherapy, gene therapy, antiangiogenic agents, poly ADP ribose polymerase inhibitors, or cancer stem cell signaling pathways. Overall, the 5-year survival rate is <10%, with a final mortality rate of close to 100%. Therefore, the development of novel therapeutic options for patients with recurrent glioblastoma remains a priority.

In the United States, 22,850 new glioblastoma patients are diagnosed and 15,300 patients die of this deadly disease annually (National Cancer Institute 2015). Due to the lack of effective therapies, the five-year survival rate of glioblastoma ranges from 13% for younger aged patients (20 to 44 years) to 1% for older populations. The current standard for treatment is surgery, radiation, and chemotherapy with Temozolomide (TMZ). TMZ, however, has only been shown to improve overall survival by 2.5 months versus radiation alone. We are developing Berubicin initially for the treatment of glioblastoma. Although similar drugs that are effective in other cancers are ineffective in brain cancers, Berubicin was specifically designed to cross the BBB and target cancer cells. In the results of the first Berubicin clinical trial conducted in 2009 by the prior developer of Berubicin, 44% of the patients showed a clinical response, with one durable complete response, clinically considered a cure.

Less than 40% of glioblastoma patients have a genetic variation which makes their tumors initially more responsive to TMZ. However, because nearly all these patients will quickly become resistant, Berubicin could be prescribed after failure with TMZ. In the remaining 60% of patients, Berubicin could become the primary drug treatment because TMZ is ineffective in this patient population. Berubicin received an Orphan Drug designation by the FDA in 2013, providing seven years of marketing exclusivity after FDA approval. Furthermore, should our human trials demonstrate a significant improvement in glioblastoma patient outcomes, the FDA may grant us an accelerated review schedule under its Breakthrough Therapy Designation.

Given the short- term efficacy and low survival rate of glioblastoma and other CNS patient groups, we believe there is a significant unmet need, and financial opportunity.

Competition
The current standard for treatment from glioblastoma is surgery, radiation, and chemotherapy with temozolomide (TMZ). While the percentage of patients who survive two years from diagnosis of glioblastoma has more than tripled in the last five years, from 8% to 25%, largely because of the use of temozolomide, five year progression-free survival remains dismal. There are currently at least 87 different experimental therapies under development in the United States. Thus, we operate in a highly competitive segment of the pharmaceutical market, which market is highly competitive as a whole. We face competition from numerous sources including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of our competitors may have significantly greater financial, product development, manufacturing and marketing resources.

Additionally, many universities and private and public research institutes are active in cancer research, and some may be in direct competition with us. We may also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Supply Chain and Customer Base
We do not currently have any customers.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Houston Pharmaceuticals, Inc.	CNS Pharmaceuticals, Inc.	Houston Pharmaceuticals, Inc. (HPI) grants to CNS Pharmaceuticals, Inc. an exclusive license to the patent rights of Berubicin (1)	Please see (1)

(1) Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least $7,000,000 within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee.

Governmental/Regulatory Approval and Compliance
Our business currently depends entirely on the successful development and commercialization of Berubicin. Commercialization of Berubicin will require the approval of the FDA and/or similar regulatory bodies worldwide. We cannot be certain that Berubicin will receive regulatory approval, and without regulatory approval we will not be able to market Berubicin. Our ability to generate revenue related to product sales, if ever, will depend on the successful development and regulatory approval of Berubicin for the treatment glioblastoma. We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by the FDA in the United States and regulatory authorities in other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a New Drug Application (NDA) from the FDA. We have not submitted any marketing

applications for any of our product candidates. NDAs must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and effectiveness for each desired indication. NDAs must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of a NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The FDA review processes can take years to complete and approval is never guaranteed. If we submit a NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators in other jurisdictions have their own procedures for approval of product candidates. Even if a product is approved, the FDA may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of drug candidates with which we must comply with prior to marketing in those countries. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the United States, Europe or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding our product candidates or other products. Also, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain approval from the FDA, or other regulatory agencies, for Berubicin and our other product candidates, or if, subsequent to approval, we are unable to successfully commercialize Berubicin or our other product candidates, we will not be able to generate sufficient revenue to become profitable or to continue our operations.

Litigation
None

Other
The Company's principal address is 2100 West Loop South, Suite 900, Houston, TX

77027

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$5,000	5.00%	$53,500
Regulation CF offering expenses	29.00%	$29,000	6.34%	$67,800
General Working Capital	20.50%	$20,500	10.45%	$111,850
Regulation A filings with SEC (including marketing for that fundraising event)	0.00%	$0	32.71%	$350,000
Escrow Account (estimate based on fee to be paid)	45.50%	$45,500	45.50%	$486,850
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The officers of the Company intend to the use of proceeds on an as needed basis noting that the top priority is to complete the Regulation A filing and fund raise.

DIRECTORS, OFFICERS AND EMPLOYEES

John M. Climaco, Esq. – Chief Executive Officer and Director. Mr. Climaco joined CNS in September 2017 and currently serves on a part-time basis. Mr. Climaco has served in leadership roles in a variety of healthcare companies. Recently Mr. Climaco served as the Executive Vice-President of Perma-Fix Medical S.A where he managed the development of a novel method to produce Technitium-99. Previously Mr. Climaco served as President and CEO of Axial Biotech, Inc., a DNA diagnostics company. In the process of taking Axial from inception to product development to commercialization, Mr. Climaco created strategic partnerships with Medtronic, Johnson & Johnson and Smith & Nephew. Mr. Climaco currently serves as a director of several public companies including Moleculin Biotech, Inc., a pharmaceutical company focused on anti-cancer drug candidates, Digirad, Inc., a leading national provider of imaging services, and Birner Dental Management Services, Inc., a provider of practice management services to the dental industry. Mr. Climaco also served as a director of PDI, Inc., a provider of outsourced commercial services to pharma companies, and InfuSystem Holdings, Inc., the largest supplier of infusion services to oncologists in the US. Mr. Climaco obtained his Juris Doctorate Degree from University of California Hastings College of Law, San Francisco, CA and a Bachelors of Philosophy from Middlebury College, Middlebury, VT. Mr. Climaco is active with the State Bar of Utah.

Sandra L. Silberman, MD PhD – Chief Medical Officer. Dr. Silberman joined CNS in December 2017 and currently serves on a part-time basis. Dr. Silberman has played key roles in the development of many drugs including Gleevec™, for which she led the global clinical development at Novartis. Dr. Silberman advanced several original, proprietary compounds into Phases I through III during her work with leading biopharmaceutical companies, including Bristol-Myers Squibb, AstraZeneca, Imclone and Roche. Dr. Silberman has served as an Independent Consultant to the Biopharmaceutical Industry for the past four years. Dr. Silberman is a Hematologist/Oncologist who earned her B.A., Sc.M. and Ph.D. from the Johns Hopkins University School of Arts and Sciences, School of Public Health and School of Medicine, respectively, and her M.D. from Cornell University Medical College, and then completed both a clinical fellowship in Hematology/Oncology as well as a research fellowship in tumor immunology at the Brigham & Women' s Hospital and the Dana Farber Cancer Institute in Boston, MA.

Matthew Lourie, CPA – Chief Financial Officer. Mr. Lourie joined CNS in July 2017 and currently serves on a part-time basis. Mr. Lourie has extensive management, accounting and financial experience. Mr. Lourie currently owns Fresh Notion Financial Services and provides consulting and reporting services to other public and private companies. Mr. Lourie served as an audit partner of the PCAOB registered firm MaloneBailey where he oversaw audits and financial reporting of SEC registrants. In addition, he served as the Corporate Controller of a public company with over 300 locations across the country. Mr. Lourie is a graduate of the University of Houston where he earned both his Bachelor of Business Administration - Accounting and his Masters of Science in Accounting. Mr. Lourie is a Certified Public Accountant in Texas.

Donald H. Picker, PhD – Director. Dr. Picker joined our board of directors on November 8, 2017. Dr. Picker joined Moleculin BioTech, Inc. in 2007 and is currently the President and Chief Operating Officer. In 2007, Dr. Picker became the chief executive officer of IntertechBio. From 2006 through 2007, Dr. Picker was the President of Tapestry Pharmaceuticals. From 1998 to 2003, Dr. Picker was CEO of Synergy Pharmaceuticals. Synergy was merged into Callisto Pharmaceuticals where he was vice present of research and development until 2006. Dr. Picker led the development of carboplatin and cisplatin from concept to FDA approval. Dr. Picker received his BS degree from Brooklyn Polytechnic University and his PhD from SUNY Albany in 1975.

Jerzy (George) Gumulka, PhD – Director. Dr. Gumulka joined our board of directors on November 8, 2017. Dr. Gumulka has been retired since 2016. From 2001 through his retirement he served as a Technology Manager, Special Projects/New Technology Platforms, Kraton Polymers US LLC and a Technical Director of Kraton Polymers do Brasil. Dr. Gumulka received a PhD from the University of Warsaw, Warsaw, Poland.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney' s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

We currently have no full-time and 2 part-time employees. We also have 2 officers serving as part-time contractors. Our employees and contractors are in Utah and Texas.

The Company has the following employment/labor agreements in place:

John Climaco

On September 1, 2017, we entered into an employment agreement with John Climaco pursuant to which Mr. Climaco agreed to serve as our Chief Executive Officer commencing on such date for an initial term of three years. Until such time as we complete an initial public offering and become listed on the Nasdaq Stock Market or until we raise $8.0 million in funding, Mr. Climaco will serve as our CEO on a 50% part-time basis. The agreement provides for an annual salary of $150,000 prior to us completing an initial public offering or raising $8.0 million in funding, after which Mr. Climaco's salary will increase to $300,000.

In connection with Mr. Climaco employment agreement, we agreed that Mr. Climaco would purchase 900,000 shares of our common stock at a purchase price of $0.001 per share; provided that if Mr. Climaco's employment with us is terminated we have the right to repurchase from Mr. Climaco, at a purchase price of $0.01 per share, the purchase shares as follows: (i) if the termination occurs prior to our raising $4.0 million we can repurchase 100% of the shares; (ii) if the termination occurs after we raise $4.0 million, but prior to us completing an initial public offering or raising $8.0 million in funding, we can repurchase 75% of the shares; and (iii) if the termination occurs after we complete an initial public offering or raise $8.0 million in funding, we can purchase a pro rata portion of 50% of the shares based on the portion of the three-year term remaining in Mr. Climaco's employment term.

If after we complete an initial public offering or raise $8.0 million in funding, Mr. Climaco's employment is terminated at our election without "cause" (as defined in the agreement), which requires 90 days advance notice, or by Mr. Climaco for "good reason" (as defined in the agreement), Mr. Climaco shall be entitled to receive severance payments equal to nine months of Mr. Climaco's base salary.

Matthew Lourie

On July 27, 2017, we entered into a consulting agreement with an entity controlled by Matthew Lourie pursuant to which Mr. Lourie agreed to serve as our Chief Financial Officer. The consulting agreement is terminable by either party on 30 days' notice. In connection with the consulting agreement, we agreed that Mr. Lourie would purchase 15,000 shares of our common stock at a purchase price of $0.001 per share; provided that if Mr. Lourie's services with us are terminated we have the right to repurchase from Mr. Lourie, at a purchase price of $0.01 per share, the purchase shares as follows: (i) if the termination occurs prior to our IPO we can repurchase 100% of the shares; (ii) if the termination occurs within one year of our IPO, we can repurchase two-thirds of the shares; and (iii) if the termination occurs within two years of our IPO, we can repurchase one-third of the shares.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities March 9, 2018:

Type of security	Common Stock
Amount outstanding	10,536,004
Voting Rights	One vote per share
Anti-Dilution Rights	Not applicable
How this security may limit, dilute or qualify the Securities being issued pursuant to Regulation CF	The Securities being offered in this Offering will convert into our common stock upon the completion of a Regulation A follow-on offering pursuant to which we raise at least $8.0 million. The terms of such follow-on offering are unknown, and we may complete offerings prior to such final offering on terms that dilute the ownership of our common stockholders.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	65.1%

Type of security	Common Stock Options
Amount outstanding	375,000
Voting Rights	The option holders have no voting rights.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These options are excersisable into common stock. Current common stock holders will be diluted at the time of conversion. This class of options is convertible into a total of 375,000 shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	2.3%

Type of security	Common Stock Warrants
Amount outstanding	1,206,059
Voting Rights	The warrant holders have no voting rights.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These warrants are excersisable into common stock at an exercise price of $11.00 per share. Current common stock holders will be diluted at the time of conversion. This class of warrants is convertible into a total of 1,206,059 shares of Common Stock.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	7.5%

The Company has the following debt outstanding as of March 9, 2018:

Type of debt	Convertible Notes
Amount outstanding	$975.00
Interest rate and payment schedule	Interest rate: 10% Due: earlier of: (i) One year after issuance, or (ii) a completion by the Company of a Qualified Offering
Describe any collateral or security	Unsecured
Maturity date	August 7, 2018 and August 29, 2018
Other material terms	100% of the Principal Amount of this Note and all accrued and unpaid interest shall be converted into Company common stock (the "Common Stock") at a conversion price equal to $0.001 per share. Also received 289,575 common stock purchase warrants with an exercise price of $11.00 per share.

Type of debt	Convertible Notes
Amount outstanding	$23,450.00
Interest rate and payment schedule	Interest rate: 10% Due: earlier of: (i) One year after issuance, or (ii) a completion by the Company of a Qualified Offering
Describe any collateral or security	Unsecured
Maturity date	August 16, 2018
Other material terms	100% of the Principal Amount of this Note and all accrued and unpaid interest shall be converted into Company common stock (the "Common Stock") at a conversion price equal to $0.0138 per share. Also received 504,644 common stock purchase warrants with an exercise price of $11.00 per share.

Type of debt	Convertible Notes
Amount outstanding	$62,400.00
Interest rate and payment schedule	Interest rate: 10% Due: earlier of: (i) One year after issuance, or (ii) a completion by the Company of a Qualified Offering
Describe any collateral or security	Unsecured
Maturity date	September 6, 2018
Other material terms	100% of the Principal Amount of this Note and all accrued and unpaid interest shall be converted into Company common stock (the "Common Stock") at a conversion price equal to $0.045 per share. Also received 411,840 common stock purchase warrants with an exercise price of $11.00 per share.

Type of debt	Unsecured Notes
Amount outstanding	$35,000.00
Interest rate and payment schedule	10%, Due in full June 30, 2018
Describe any collateral or security	Unsecured
Maturity date	March 15, 2018

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Common Stock	327,004 common shares at $1.50 per share	$490,500.00	The proceeds from this fund raise will be used to support the Regulation CF fund raise. In addition funds will be used for general and administrative purposes.	December 2018 - March 2018	Section 4(a)(2) and/or Regulation D
Convertible Note	Principal amount of $975 convertible at $0.001 per share	$975	These proceeds were used for working capital	August 2017	Section 4(a)(2) and/or Regulation D
Convertible Note	Principal amount of $23,450 convertible at $0.0138 per share	$23,450	These proceeds were used for working capital	August 2017	Section 4(a)(2) and/or Regulation D
Convertible Note	Principal amount of $62,400 convertible at $0.045 per share	$62,400	These proceeds were used for working capital	September 2017	Section 4(a)(2) and/or Regulation D

Valuation

There has been no public market for our common stock. The Securities being purchased in this Offering provide for the future issuance of our common stock upon the completion of a future Regulation A offering. The public offering price in such Regulation A offering is unknown, and will be determined by negotiations between us based our prospects and the general condition of the securities markets at the time of such offering.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by entities controlled by Dr. Waldemar Priebe.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own

Name	Percentage Owned Prior to Offering
Waldemar Priebe	55.8%

Following the Offering, the Purchasers will own 0.0% of the Company since the Securities being acquired are not equity instruments before being converted.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company in our first year of operations and our primary expenses consist of organizational costs and officer compensation.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the Phase II clinical trial of Berubicin and the Regulation A filing with the SEC and listing to the NASDAQ.

Liquidity and Capital Resources
We plan to use the proceeds from this Offering as set forth above under "Use of Proceeds", however, the proceeds from this Offering will be insufficient to allow us pursue our business plan and will require the completion of a follow-on financing. We believe the influx of capital from this Offering will assist us in the achievement of our next milestone which is raising $15,000,000 as part of a Regulation A filing. Investors in this Offering will lose their investment entirely if we are unable to raise at least $8.0 million in our planned Regulation A offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 11, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis. The Company's officers, directors, current shareholders and current debtholders may participate in this offering, and the proceeds from their participation will be counted toward the satisfaction of the Minimum Amount. The Company's officers, directors, current shareholders and current debtholders have all either acquired or have the right to acquire shares of Company common stock at a substantial discount to the price per share that purchasers in this Offering will purchase the Company's common stock, if the IPO is successful.

The price of the Securities does not bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The ultimate value of the Securities will depend on the price per share in the Company's planned IPO. There is no assurance that the Company will be successful in completing an IPO, in which case the Securities will likely have no value.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company or Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser' s funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00, but the Company reserves the right to increase or decrease this amount at anytime.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two sections below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as its own transfer agent in the Offering.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 20,000,000 shares of common stock, par value $0.001 per share, of which 10,536,004 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

If we complete a future equity financing of greater than $8,000,000.00 pursuant to which we become listed on the Nasdaq Stock Market (an "IPO"), the Purchaser will automatically receive a number of shares of common stock of the Company equal to the Purchase Amount divided by the product of (a) 84% multiplied by (b) the public offering price per share in the IPO. No fractional shares of common stock shall be issued upon the conversion. As to any fraction of a share which the Purchaser would otherwise be entitled to purchase upon such conversion, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price or round up to the next whole share.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the IPO, or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Dissolution Event.

Voting and Control

The Securities have no voting rights at present, but will have voting rights if an IPO occurs and the Securities are converted into common stock. Prior to the Offering the Company's officers, directors and 10% shareholders beneficially own approximately 94.5% of the Company. Subject to any fiduciary duties owed to our other shareholders under Nevada law, these shareholders may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these shareholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company' s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Escrow Account
Upon the successful closing of the Offering, the Company will deposit 50% of the funds raised, net of all fees associated with the use of Republic ("Escrow Amount") for the Offering, into an escrow account ("Escrow Account"). The money will be released to the Company if the Company is able to (i) successfully acquire the Patent Rights (as discussed in this Form C) and (ii) devote of funds in excess of fifty percent (50%) of the Escrow Amount to preparing a Phase II clinical trial associated with said Patent Rights, before December 28, 2019. The Company will dissolve the Escrow Account and repay the proceeds pro-rata to all investors if the Company fails to (i) successfully acquire the Patent Rights (as discussed in this Form C) and (ii) devote of funds in excess of fifty percent (50%) of the Escrow Amount to preparing a Phase II clinical trial associated with said Patent Rights, before December 28, 2019.

Republic will be responsible for monitoring the balance of the Escrow Account. In the event the Company either (i) fails to provide Republic with a monthly statement within fifteen (15) calendar days of the end of a calendar month, or (ii) fails to maintain the Escrow Amount before the Escrow Account is dissolved pursuant to the Crowd Safe, the Crowd Safe may be deemed in default by the Portal or the Purchaser. Upon receiving notice of the default, the Company will have five (5) calendar days to cure the breach by placing more funds into the Escrow Account, until the Escrow Amount is restored, otherwise the full Purchase Amount of this instrument will be due to the Investor immediately.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of a registered offering or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

• The Company does not have the right to repurchase the Securities.
• The Securities do not have a stated return or liquidation preference.
• The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment

in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Upon the formation of the Company, for services rendered we issued 9,029,000 shares of our common stock to entities controlled by our founder Dr. Waldemar Priebe.

In connection with Mr. Climaco employment agreement, we agreed that Mr. Climaco would purchase 900,000 shares of our common stock at a purchase price of $0.001 per share; provided that if Mr. Climaco's employment with us is terminated we have the right to repurchase from Mr. Climaco, at a purchase price of $0.01 per share, the purchase shares as follows: (i) if the termination occurs prior to our raising $4.0 million we can repurchase 100% of the shares; (ii) if the termination occurs after we raise $4.0 million, but prior to us completing an initial public offering or raising $8.0 million in funding, we can repurchase 75% of the shares; and (iii) if the termination occurs after we complete an initial public offering or raise $8.0 million in funding, we can purchase a pro rata portion of 50% of the shares based on the portion of the three-year term remaining in Mr. Climaco's employment term.

On July 27, 2017, we entered into a consulting agreement with an entity controlled by Matthew Lourie pursuant to which Mr. Lourie agreed to serve as our Chief Financial Officer. The consulting agreement is terminable by either party on 30 days' notice. In connection with the consulting agreement, we agreed that Mr. Lourie would purchase 15,000 shares of our common stock at a purchase price of $0.001 per share; provided that if Mr. Lourie's services with us are terminated we have the right to repurchase from Mr. Lourie, at a purchase price of $0.01 per share, the purchase shares as follows: (i) if the termination occurs prior to our IPO we can repurchase 100% of the shares; (ii) if the termination occurs within one year of our IPO, we can repurchase two-thirds of the shares; and (iii) if the termination occurs within two years of our IPO, we can repurchase one-third of the shares.

Intellectual Property

On December 28, 2017, we obtained the rights to a worldwide, exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI in an agreement we refer to as the HPI License. Dr. Priebe controls HPI.

Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least $7,000,000 within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee. In the HPI License we agreed to pay HPI: (i) development fees of $750,000 over a three-year period beginning after the $7.0 million raise is complete; (ii) a 2% royalty on net sales; (iii) a $50,000 per year license fee; (iv) milestone payments of $100,000 upon the commencement of a Phase II trial and $1.0 million upon the approval of a NDA for Berubicin; and (v) 200,000 shares of our common stock.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Climaco

_____

(Signature)

John Climaco

_____

(Name)

Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jerzy (George) Gumulka, PhD

_____

(Signature)

Jerzy (George) Gumulka, PhD

_____

(Name)

Board Member

_____

(Title)

March 13, 2018
_____
(Date)

/s/Donald H. Picker PhD

_____

(Signature)

Donald H. Picker PhD

_____

(Name)

Board Member

_____

(Title)

March 13, 2018

_____

(Date)

/s/Matthew Lourie

_____

(Signature)

Matthew Lourie, CPA

_____

(Name)

Chief Financial Officer

_____

(Title)

March 13, 2018

_____

(Date)

/s/John M. Climaco, Esq.

_____

(Signature)

John M. Climaco, Esq.

_____
(Name)

<u>Chief Executive Officer and Board
Member</u>
_____
(Title)

   March 13, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CNS Pharmaceuticals, Inc.
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the board of directors of
CNS Pharmaceuticals, Inc.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CNS Pharmaceuticals, Inc. (the "Company") as of December 31, 2017, the related statements of operations, stockholders' deficit, and cash flows for the period from July 27, 2017 (inception) to December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from July 27, 2017 (inception) to December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations and has not yet generated any revenues since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GBH CPAs, PC

We have served as the Company's auditor since 2017.

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
March 9, 2018

CNS Pharmaceuticals, Inc.
Balance Sheet

		December 31, 2017
Assets		
Current Assets:		
Cash and cash equivalents	$	110,543
Prepaid expenses		51,651
Total current assets		162,194
Total Assets	$	162,194
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Accounts payable	$	42,497
Accounts payable - related party		15,000
Accrued expenses		41,404
Convertible notes payable		86,825
Notes payable		35,000
Total current liabilities		220,726
Total Liabilities		220,726
Commitments and contingencies		
Stockholders' Deficit:		
Common stock, $0.001 par value, 20,000,000 shares authorized and 10,270,667 shares issued and outstanding		10,271
Additional paid-in capital		150,559
Accumulated deficit		(219,362)
Total Stockholders' Deficit		(58,532)
Total Liabilities and Stockholders' Deficit	$	162,194

See accompanying notes to the financial statements.

2

CNS Pharmaceuticals, Inc.
Statement of Operations

	Period from July 27, 2017 (Inception) through December 31, 2017
Revenue	$ -
Operating expenses:	
General and administrative	182,467
Research and development	32,638
Total operating expenses	215,105
Loss from operations	(215,105)
Other expense:	
Interest expense	(4,257)
Net loss	$ (219,362)
Loss per share - basic and diluted	(0.02)
Weighted average shares outstanding - basic and diluted	$ 9,568,752

See accompanying notes to the financial statements.

CNS Pharmaceuticals, Inc.
Statement of Stockholders' Deficit

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance (at inception) July 27, 2017	-	$ -	$ -	$ -	$ -
Issuance of founder shares	9,074,000	9,074	-	-	9,074
Common stock issued to officers	930,000	930	40,260	-	41,190
Common stock issued for research and development expense	200,000	200	8,800	-	9,000
Common stock issued for cash	66,667	67	99,933	-	100,000
Stock-based compensation	-	-	590	-	590
Warrants and beneficial conversion feature on convertible notes payable	-	-	976	-	976
Net loss	-	-	-	(219,362)	(219,362)
Balance, December 31, 2017	10,270,667	$ 10,271	$ 150,559	$ (219,362)	$ (58,532)

See accompanying notes to the financial statements.

CNS Pharmaceuticals, Inc.
Statement of Cash Flows

	Period from July 27, 2017 (Inception) through December 31, 2017
Cash Flows from Operating Activities:	
Net loss	$ (219,362)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of debt discount	976
Stock-based compensation	49,939
Common stock issued for research and development expense	9,000
Changes in operating assets and liabilities:	
Prepaid expenses	(51,651)
Accounts payable	42,497
Accounts payable-related party	15,000
Accrued expenses	41,404
Net Cash Used in Operating Activities	(112,197)
Cash Flows from Financing Activities:	
Proceeds from convertible notes payable	86,825
Proceeds from notes payable	35,000
Proceeds from related party advances	85
Payments on related party advances	(85)
Proceeds from sale of common stock	100,000
Proceeds from common stock issued to officers	915
Net Cash Provided by Financing Activities	222,740
Net change in cash and cash equivalents	110,543
Cash and cash equivalents, at beginning of period	-
Cash and cash equivalents, at end of period	$ 110,543
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Supplemental disclosure of non-cash investing and financing activities:	
Warrants and beneficial conversion feature on convertible notes payable	$ 976

See accompanying notes to the financial statements.

CNS Pharmaceuticals, Inc.
Notes to the Financial Statements

Note 1 – Nature of Business

CNS Pharmaceuticals, Inc. is a pre-clinical pharmaceutical company organized as a Nevada corporation on July 27, 2017 to focus on the development of anti-cancer drug candidates.

Note 2 – Summary of Significant Accounting Policies

The accompanying audited financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for financial information, and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "SEC"). The Company's fiscal year end will be December 31.

Use of Estimates in Financial Statement Presentation - The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern - These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain continued financial support from its stockholders, necessary equity financing to continue operations and the attainment of profitable operations. As of December 31, 2017, the Company has incurred an accumulated deficit of $219,362 since inception, and had not yet generated any revenue from operations. Additionally, management anticipates that its cash on hand as of December 31, 2017 plus the additional cash generated from its equity offering subsequent to year-end, discussed further within these notes to the financial statements, is sufficient to fund its planned operations into but not beyond the near term. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, government or other third-party funding, collaborations, strategic alliances and licensing arrangements and delay planned cash outlays or a combination thereof. Management cannot be certain that such events or a combination thereof can be achieved.

Cash and Cash Equivalents - The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents. Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000. The amount in excess of the FDIC insurance at December 31, 2017 was $0.

Property and Equipment - Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Leasehold improvement	Shorter of estimated useful lives or the term of the lease
Computer equipment	2 years
Machinery and equipment	5 years
Furniture and office equipment	7 years

Intangible Assets - Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit. If an intangible asset is identified as an in-process research & development ("IPR&D") asset, then no amortization will occur until the development is complete. If the associated research and development effort is abandoned, the related assets will be written-off and the Company will record a noncash impairment loss on its statements of operations. For those compounds that reach commercialization, the IPR&D assets will be amortized over their estimated useful lives.

We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. Intangible assets are tested for impairment on an annual basis, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach.

Beneficial Conversion Feature - From time to time, the Company has issued convertible notes that have conversion prices that create an embedded beneficial conversion feature on the issuance date. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. The Company estimated the fair value of its common stock on the dates issued. The intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to additional paid-in capital, if any. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (ASC) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Stock-based Compensation - Employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.

Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of December 31, 2017, the Company's potentially dilutive shares and options, which were not included in the calculation of net loss per share, included notes convertible to 4,060,942 common shares, warrants to purchase 1,206,059 common shares, and options for 275,000 common shares.

Research and Development Costs - Research and development costs are expensed as incurred.

Subsequent Events - The Company's management reviewed all material events through March 9, 2018 the date these financial statements were available to be issued for subsequent event disclosure consideration.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace numerous requirements in U.S. GAAP, including industry-specific requirements, and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB approved a proposal to defer the effective date of the guidance until annual and interim reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact that this standard will have on its financial statements at the time the Company starts to generate revenue or enters into other contractual arrangements, which the Company does not expect in the near term.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. Under the new guidance, management will be required to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The provisions of this ASU are effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter; early adoption is permitted. This disclosure is effective for these financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact that this standard will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Under ASU 2016-02, an entity will be required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. ASU 2016-02 offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. For public companies, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and requires a modified retrospective adoption, with early adoption permitted. The Company is currently evaluating the impact that this standard will have on its financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718). The new guidance changes the accounting and simplifies various aspects of the accounting for share-based payments to employees. The guidance allows for a policy election to account for forfeitures as they occur or based on an estimated number of awards that are expected to vest. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, with early adoption permitted. The adoption of this standard did not have a significant impact on the Company's financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). This ASU applies to all entities that are required to present a statement of cash flows under Topic 230. The amendments provide guidance on eight specific cash flow issues and includes clarification on how these items should be classified in the statement of cash flows and is designed to help eliminate diversity in practice as to where items are classified in the cash flow statement. Furthermore, in November 2016, the FASB issued additional guidance on this Topic that requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the statement of cash flows. This ASU is effective for fiscal years beginning after

December 15, 2017, and interim periods within those fiscal years, with earlier application permitted for all entities. We plan to adopt the provisions of this ASU for our fiscal year beginning January 1, 2018 and are currently evaluating the impact the adoption of this new accounting standard will have on our financial statements.

On November 20, 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes", requiring all deferred tax assets and liabilities, and any related valuation allowance, to be classified as non-current on the balance sheet. The classification change for all deferred taxes as non-current simplifies entities' processes as it eliminates the need to separately identify the net current and net non-current deferred tax asset or liability in each jurisdiction and allocate valuation allowances. The Company elected to adopt the accounting at its inception.

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Note 3 –Notes Payable

Convertible Notes Payable

On various dates during 2017, the Company entered into seven unsecured convertible promissory notes and warrants for aggregate proceeds of $86,825. Each note bears interest at 10% per annum and are scheduled to mature on the earlier of one year after issuance or the completion of an initial public offering ("IPO") of the Company's securities. Each debt holder was issued common stock warrants as further discussed in the Equity footnote.

These notes will to be automatically converted according to their terms into shares of the Company's common stock at the applicable conversion price upon the Company's IPO to the extent and provided that no holder of these notes was or will be permitted to convert such notes to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of our common stock after such conversion. After the completion of the Company's IPO and until such time as the notes are converted into shares of common stock, the maturity date of the notes will automatically be extended until fully converted, we will not be permitted to repay the notes, and accrued interest relating to the notes will continue to accrue.

The convertible notes were analyzed for a beneficial conversion feature on various issuance dates. A total of $488 was recorded as a beneficial conversion feature. In addition, the Company recorded a debt discount related to the relative fair value of the warrants in the amount of $488.

The table below represents the shares that are convertible at December 31, 2017 relating to the principal amounts of these convertible notes payable and excludes any shares that are convertible relating to the associated accrued interest:

Issuance Date	Principal Balance, December 31, 2017	Conversion Rate	Shares convertible into at December 31, 2017	Warrants issued with convertible notes
August 7, 2017	$ 150	$ 0.001	150,000	44,500
August 7, 2017	75	0.001	75,000	22,275
August 8, 2017	750	0.001	750,000	222,750
August 16, 2017	20,000	0.0138	1,449,275	430,400
August 29, 2017	3,450	0.0138	250,000	74,244
September 6, 2017	26,000	0.045	577,778	171,600
September 7, 2017	36,400	0.045	808,889	240,240
Total	$ 86,825		4,060,942	1,206,059

Notes Payable

During 2017, the Company issued two notes payable for total cash proceeds of $35,000. The notes bear interest at the rate of 10% per year and originally matured on January 31, 2018. Prior to maturity, the notes were extended and now mature on June 30, 2018.

Note 4 – Equity

Common Stock

In July 2017, the Company issued a total of 9,074,000 shares of common stock to a founding group of seven companies and individuals for services valued at $9,074 or par value. In addition, in July 2017 the Company issued 15,000 shares of common stock to its Chief Financial Officer, Matthew Lourie, in exchange for $15. The shares issued to Mr. Lourie are subject to a buyback provision as discussed in Note 6.

On September 30, 2017, the Company issued 900,000 shares of common stock to John Climaco related to his role as Chief Executive Officer. Mr. Climaco paid $900 for his shares on October 19, 2017. The Company determined that the fair value of the shares issued for services was $39,600 in excess of the amount paid and has recorded this value as stock-based compensation. The shares issued to Mr. Climaco are subject to a buyback provision as discussed in Note 6.

On November 8, 2017 the Company issued an additional 15,000 shares of common stock to Matthew Lourie for services. These shares are subject to a buyback provision as discussed in Note 6. An expense of $675 was recorded as compensation.

On December 28, 2017, the Company issued 200,000 shares of common stock to Houston Pharmaceuticals, Inc., an entity controlled by a member of our founding group and majority shareholder. The fair value of the shares, or $9,000, was recorded as an expense related to the acquisition of the license discussed in Note 6.

On December 28, 2017 after the acquisition of the license discussed in Note 6, the Company issued 66,667 shares of common stock for cash proceeds of $100,000.

Stock Options and Warrants

During 2017, the Company issued 1,206,059 common stock warrants all of which were granted in conjunction with the issuance of the convertible notes payable (see Note 3) and had a fair value at the grant date of $491. All warrants have an exercise price of $11.00, an original life of five years and are currently exercisable.

On November 8, 2017, the Company issued non-qualified stock options to members of the board of directors. The options cover 200,000 shares, have an original life of ten years and vest over 36 months. The options had a fair value of $8,294 at grant date. The exercise price per share is $0.045 for these shares.

On December 22, 2017, the Company issued non-qualified stock options to our Chief Medical Officer. The options cover 75,000 shares, have an original life of ten years and vest in four equal installments on each of the succeeding four anniversary dates. The options had fair value of $3,110 at grant date. The exercise price is $0.045 for these shares.

During 2017, the Company recorded $590 stock compensation expense in relation to the common stock options issued to the directors and officer.

The following table summarizes all stock option and warrant activity for the period from July 27, 2017 (inception) to December 31, 2017:

	Warrants and Options	Weighted-Average Exercise Price Per Share	
Outstanding, July 27, 2017	-		
Granted	1,481,059	$	8.97
Exercised	-		
Forfeited	-		
Expired	-		
Outstanding, December 31, 2017	1,481,059	$	8.97

The following table discloses information regarding outstanding and exercisable warrants at December 31, 2017:

	Outstanding			Exercisable	
Exercise Prices	Number of Option/Warrant Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Option Shares	Weighted Average Exercise Price
$11.00	1,206,059		4.64	1,206,059	
$0.045	275,000		9.89	11,111	
Total	1,481,059	$8.97	5.62	1,217,170	$10.90

As of December 31, 2017, the aggregate intrinsic value of warrants and options vested and outstanding was $16,167. The aggregate fair value of these options and warrants was calculated using the Black-Scholes option pricing model based on the following assumption:

Fair value of common stock on measurement date	$0.045 per share
Risk free interest rate (1)	1.63% to 2.48%
Volatility (2)	92% to 108%
Dividend yield (3)	0%
Expected term (in years)	5 – 10

(1) The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.
(2) The trading volatility was determined by calculating the volatility of the Company's peer group.
(3) The Company does not expect to pay a dividend in the foreseeable future.

Note 5 – Income Taxes

The Company is subject to United States federal income taxes at an approximate rate of 35%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows (rounded to nearest $00):

	From July 27, 2017 (Inception) to December 31, 2017	
Income tax benefit computed at the statutory rate	$	76,800
Non-deductible expenses		(21,000)
Effect of U.S. tax law change (1)		(22,300)
Change in valuation allowance		(33,500)
Provision for income taxes	$	-

(1) On December 22, 2017, the Tax Cuts and Jobs Act was signed into law, which among other changes reduces the federal corporate tax rate to 21%. Our U.S. deferred tax assets as of December 31, 2017 were re-measured from 35% to 21%.

Significant components of the Company's deferred tax assets after applying enacted corporate income tax rates are as follows (rounded to nearest $00):

	As of December 31, 2017
Deferred income tax assets	
Net operating losses	$ 33,500
Valuation allowance	(33,500)
Net deferred income tax assets	$ -

The Company has an operating loss carry forward of approximately $159,000, which expires commencing in 2037.

Note 6 – Commitments and Contingencies

Employment and Consulting Agreements

On September 1, 2017, the Company entered into an employment agreement with Mr. John Climaco pursuant to which Mr. Climaco agreed to serve as Chief Executive Officer and Director of the Company commencing on such date for an initial term of three years. The agreement provides for an initial annual salary of $150,000. The annual salary shall increase at the completion of the Company's initial public offering to an annual salary of $300,000. Pursuant to the employment agreement, the Company and Mr. Climaco agreed to issue Mr. Climaco 900,000 shares of common stock in exchange for $900, which purchase was finalized on September 30, 2017. The common shares may be reacquired by the Company if employment is terminated prior to the initial public offering. After the completion of the initial public offering a portion of the shares may be reacquired by the Company if employment is terminated prior to the expiration of the agreement.

On July 27, 2017, the Company entered into a consulting agreement with a company owned by Mr. Matthew Lourie pursuant to which Mr. Lourie agreed to serve as Chief Financial Officer of the Company on a part time basis commencing on such date for an initial term of one year, which will be automatically renewed for additional one-year terms unless either party chooses to cancel the agreement with 30 days-notice. The agreement provides for a monthly compensation of $5,000 and a one-time right to purchase 15,000 shares of common stock at $0.001 per share. The common shares may be reacquired by the Company if the agreement is terminated by Mr. Lourie prior to the initial public offering. After the completion of the initial public offering a portion of the shares may be reacquired by the Company if the agreement is terminated by Mr. Lourie prior to two years after the initial public offering.

WP744 Portfolio (Berubicin)

On November 21, 2017, the Company entered into a Collaboration and Asset Purchase Agreement with Reata Pharmaceuticals, Inc. ("Reata"). Through this agreement, the Company purchased all of Reata's rights, title, interest and previously conducted research and development results in the chemical compound commonly known as Berubicin. In exchange for these rights, the Company agreed to pay Reata an amount equal to 2.25% of the net sales of Berubicin for a period of 10 years from the Company's first commercial sale of Berubicin plus $10,000. Reata also agreed to collaborate with the Company on the development of Berubicin, from time to time.

On December 28, 2017, the Company entered into a Technology Rights and Development Agreement with Houston Pharmaceuticals, Inc. ("HPI"). HPI is owned by the person who controls a majority of our shares. Pursuant to this agreement, the Company obtained a worldwide exclusive license to the chemical compound commonly known as WP744. In exchange for these rights, the Company agreed to pay consideration to HPI as follows: (i) a royalty of 2% of net sales of any product utilizing WP744 for a period of ten years after the first commercial sale of such; and (ii) $100,000 upon beginning Phase II clinical trials; and (iii) $200,000 upon the approval by the FDA of a New Drug Application for any product utilizing WP744; and (iv) a series of quarterly development payments totaling $750,000 beginning immediately after the Company's raise of $7,000,000 of investment capital. In addition, the Company issued 200,000 shares of the Company's common stock at a price of $0.045 to HPI upon execution of the agreement.

Note 7 – Subsequent Events

On January 12, 2018, the Company issued 5,000 shares of common stock to a consultant for services.

On February 19, 2018, the Company issued non-qualified stock options to a new member of our Scientific Advisory Committee. The options cover 100,000 shares, have an original life of ten years and vest in four equal installments on each of the succeeding four anniversary dates. The exercise price is $1.50 for these shares.

Subsequent to December 31, 2017, the Company issued 260,334 shares of common stock for cash proceeds of $390,500.

EXHIBIT B

Video Transcript

CNS PHARMA CROWDFUNDING SCRIPT

Hi, I'm John Climaco and I'm the CEO of CNS Pharmaceuticals and it's with great pleasure that I get to share with you our breakthrough discovery for the treatment of the most aggressive type of brain cancer called glioblastoma.

Glioblastoma is the type of brain cancer that killed Ted Kennedy and Vice President Joe Biden's son. Unfortunately, Senator John McCain was also recently diagnosed with this deadly disease.

Our discovery is something that the medical community hasn't been able to do in over 60 years in brain cancer research, but our lead drug called Berubicin, which was developed at MD Anderson Cancer Center, the largest cancer treatment and research institute in the world... HAS and because of new laws that were recently passed by our Government, you now have the opportunity to own a piece of our company and this breakthrough technology.

I'll explain more about how you can do that a little later on in this video and about our plans for a Nasdaq IPO in 2018, but for now, let's dig deeper into our breakthrough technology...

So what can our lead drug Berubicin do that the medical community hasn't been able to do over the past 60 years?

What I'm referring to is the ability to get a certain type or class of anticancer drug to penetrate through our brain's natural defense system called the blood brain barrier.

Our lead drug Berubicin falls into a category of drugs called "anthracyclines." The big breakthrough is that Berubicin is the first anthracycline to be able to get across the blood brain barrier and kill brain tumor cells not reachable by other therapies.

For the past 60 years, this has NEVER been done before and it is truly an historic event that has the potential to change the way we treat patients suffering from this aggressive disease called glioblastoma, where the average survival is only 14-16 months after diagnosis... essentially a DEATH sentence for those afflicted with it.

We currently have a collaboration agreement with Reata Pharmaceuticals, an approximately 800 million dollar publicly traded company, to advance the development of brain cancer technologies.

As I mentioned earlier, anthracyclines are a class of drugs... what I didn't tell you is that they are among the MOST EFFECTIVE anticancer treatments ever developed and are effective against more types of cancer than any other class of chemotherapeutic agents for cancers like breast, ovarian, leukemia, lymphoma, testicular, and others.

Anthracyclines are also INCREDIBLY potent at killing glioblastoma cancer cells as well—BUT, historically they only worked in the test tube.

The reason for this is simple... the blood brain barrier stops ALL anthracyclines from getting all the way to the brain... that is, until now...

Berubicin is the first anthracycline to cross over the blood brain barrier and get into the brain.

How does it do that?

I'll show you, but first, let's look at what happens when other anthracyclines attempt to cross the blood brain barrier…

When a conventional anthracycline is given to patients intravenously, the drug molecules travel to the heart and are then pumped throughout the body and towards the brain.

But the blood brain barrier was beautifully designed to protect the brain from foreign substances that could harm the brain, like anthracyclines and other chemotherapy agents, so it quickly recognizes these poisons and kicks them out.

The blood brain barrier is a protective wall of specialized endothelial cells that separate the blood from brain tissue.

Special structures called efflux pumps in the cells making up the blood brain barrier recognize anthracyclines and kick them back out into the blood before they can even get into the brain.

They act like "bouncers" at a nightclub: when they see the anthracycline drug, they grab it, and throw it out, preventing it from reaching the tumor.

That's why anthracyclines kill glioblastoma cells in test tubes, but don't affect glioblastoma tumors when given to people.

Now let's see why Berubicin works.

Berubicin is given intravenously so it also gets to the brain through the circulatory system.

But Berubicin is not stopped by the blood brain barrier… because Berubicin was engineered to be invisible to the efflux pumps in the blood brain barrier.

And that's why Berubicin, unlike other anthracyclines, can get across the blood brain barrier and inside the brain tumor.

Once it gets inside the glioblastoma cells, Berubicin potently kills them, which results in an overall shrinkage of the tumor. In fact, we have seen it make these tumors completely disappear.

This is a remarkable discovery that has the potential to save countless lives and be a game changer for the pharmaceutical industry.

TITLE CARD: CNS PHARMA THE INVESTMENT OPPORTUNITY

As I mentioned at the beginning of this video, a recent change in the securities laws of our country now allow us to sell ownership in our company through equity crowdfunding.

So instead of offering ownership in CNS Pharmaceuticals only to bankers or high net worth investors, we now have the ability to raise money through the crowd, which means from people like yourself.

Regardless of your profession, or net worth or income level you are now able to invest and own a piece of our company… a company that has the potential to change the lives of many people facing a very grim future.

With the money raised in this offering, we plan to fund the future development of Berubicin and other central nervous system drug candidates that we might develop or acquire in the future.

We are also planning an IPO in the first half of 2018 to allow for greater exposure to our company.

However, we are limiting our offering size to a set amount and if we achieve our pre-IPO maximum raise, then we will no longer be able to accept any money from new investors like yourself at this discounted pre-IPO price.

So please conduct your due diligence as quickly as possible to reserve your spot in CNS Pharmaceuticals.

We thank you for taking the time to watch this video and we look forward to having you join us on this amazing journey to fight this terrible disease and many more.

EXHIBIT C

Offering Page



Company Name	CNS Pharma
Logo	
Headline	
Cover photo	

Hero Image



Tags

Pitch text

Investment Highlights

- CNS is developing Berubicin, a breakthrough drug for the treatment of the most deadly form of brain cancer.

- Berubicin was created at MD Anderson Cancer Center, the largest cancer and research institute in the world.

- Berubicin's Phase I clinical trial yielded promising results showing clinical activity in 44% of patients*.

- Berubicin is the first of its class of drugs to cross the blood brain barrier (BBB) and reach cancer cells in brain tumor patients.

- Led by industry leading scientists and executives with decades of experience developing drugs and bringing medical products to market.

- Signed a collaboration agreement with Reata Pharmaceuticals, a $700M+ NASDAQ listed company, to further advance the development of brain cancer technologies.

- CNS intends to list on the NASDAQ in 2018.

Study not designed to demonstrate safety and effectiveness

78,980 Reasons Why Our Focus Is The Brain

In the United States, an estimated 78,980 new cases of brain tumor are expected to be diagnosed in 2018. Of these, the deadliest form is Glioblastoma Multiforme (GBM), responsible for the highest number of cases of all malignant tumors, with 12,500 cases projected in 2017 and 12,760 in 2018.*

Glioblastoma is the type of brain cancer that killed Senator Ted Kennedy and Vice President Joe Biden's son. Unfortunately, Senator John McCain was also recently diagnosed with this deadly disease.



GBM is the most aggressive and common primary brain cancer in adults. It is highly invasive, virtually incurable, and the primary target for our lead drug candidate Berubicin.

Despite decades of research, **the survival outcomes for patients with GBM remain virtually unchanged**, with a median survival time of 14.6 months. *CBTRUS report*

Berubicin | A New Approach To Treatment



Berubicin, was created at the MD Anderson Cancer Center by Dr. Waldemar Priebe. Dr. Priebe is the founder of CNS Pharmaceuticals.

Berubicin is considered a breakthrough technology because...

Berubicin Is The First Anthracycline To Cross The BBB And Reach Tumor Cells In Brain Cancer Patients.

What is an anthracycline?

An anthracycline is a class of drugs that are among the most effective anticancer treatments ever developed and are effective against more types of cancer than any other class of chemotherapeutic agents for cancers like breast, ovarian, leukemia, lymphoma, testicular, and others.

While this class of drugs has been extremely successful at treating even the most aggressive types of cancers, unfortunately in over 60 years of clinical research, anthracyclines have NEVER been shown to cross the blood-brain barrier (BBB) and impact deadly brain cancers... until now.


Cancer Treatment & Car
www.mdanderson.org
THE UNIVERSITY OF TEXAS
MD Anderson
Cancer Center
Pioneering Brain Tumor Research
Several brain tumor treatments that are standard care around the world were discovered here, including:
Berubicin, the first blood-brain penetrating agent
Temozolomide, a drug to treat glioblastoma

The very promising results of the Phase I clinical trial of Berubicin in GBM patients, completed by Reata Pharmaceuticals, demonstrated significant anti-tumor activity in 44% of the treated patients.*

It consisted of 61 patients which were enrolled in two separate studies. Both dose finding and safety were studied in patients with GBM or other brain cancers.

Berubicin has also been granted Orphan Drug status by the FDA in the US.

In 2018, with the funding to be secured from this equity crowdfunding campaign and a planned NASDAQ IPO, CNS expects to commence its Phase 2(a) clinical trial of Berubicin for the treatment of GBM.

In late 2017, CNS entered into a collaboration agreement with Reata Pharmaceuticals, currently a $700M+ NASDAQ listed company, to further advance the development of brain cancer technologies.



**Based on all tumor cell lines so far tested, Berubicin has been significantly more potent than doxorubicin, more cytotoxic, and a more potent topoisomerase II poison.*

Example of Berubicin Phase I Clinical Trial Results



Pre-treatment   6 Months Post Treatment

Pre-treatment   6 Months Post Treatment

Study not designed to demonstrate safety and effectiveness

Watch Berubicin Cross The Blood Brain Barrier

At 2 minutes and 44 seconds into the video above, there is an animation that will show you how Berubicin is able to cross the BBB and attack a tumor.



What's Currently Being Used To Fight GBM?

The current standard for treatment for GBM is surgery, radiation, and chemotherapy with Temozolomide (TMZ). **TMZ, the current standard of treatment for GBM, has limited efficacy.**


Surgery
Radiation
Chemotherapy
Temozolomide (TMZ)
Improvement by 2.5 months of overall survival is attributed to TMZ.

Drugs currently used for the treatment of other cancers are not effective for the treatment of brain tumors. The brain's protective mechanism, the BBB, is responsible for shielding brain tumors from the existing and potential new anti-cancer agents. **The BBB makes development of effective drugs for brain tumors very difficult.**

The lack of progress in the treatment of GBM provides a tremendous opportunity to identify better drugs like Berubicin.

Market Opportunity

If approved, **Berubicin has the potential to realize a multi-billion dollar opportunity as a stand-alone or combination therapy for GBM and other cancers.**

Approximately 40% of GBM patients have a genetic variation, which makes their tumors initially more responsive to Temozolomide (TMZ). TMZ is the current standard of care for these patients. Nearly all of these patients will quickly become **resistant to TMZ. Berubicin could be prescribed after TMZ's failure.**

In case of the remaining 60% of GBM patients, **TMZ is ineffective and Berubicin could be prescribed as a primary drug treatment**.


Diagnosis
Surgery & Radiation
TMZ Treatment
GBM patients
Methylated 40%
Unmethylated 60%
+2.5 months overall survival
TMZ resistance
No standard of care
Treatment with Berubicin

In 2009, Schering reported worldwide sales of temozolomide (TMZ) of $1 billion. Current numbers for temozolomide market share may be lower since launch of generics in 2013.

As of now, there is no standard of care for recurrent GBM. Bevacizumab (Avastin) is a recently approved by FDA drug for chemotherapy for glioblastoma at relapse; **however it does not improve survival**.

Short-term efficacy of the current standard of treatment and low survival rate of GBM patients and other related central nervous system malignancies, **create a significant unmet need and financial opportunity.**

Berubicin has the potential to become the standard of care treatment for recurrent and TMZ resistant GBM. CNS will plan future clinical trials to establish Berubicin as an upfront treatment for glioblastoma. If approved, CNS believes that **Berubicin has the potential to realize a multi-billion dollar opportunity as a stand-alone or combination therapy for GBM and other cancers.**

Development Pipeline

Product	Indication	Research	Pre-Clinical	Phase 1	Phase 2(a)	Phase 2(b)
Berubicin	Glioblastoma	→	→	→	2018	2019
Berubicin	Pancreatic and Ovarian Cancers, and Lymphomas	→	2018			
CNS-12	CNS Cancers	→	2018			

Management


John Climaco


Dr. Sandra L. Silberman


Matt Lourie

John M. Climaco, JD is the CEO of CNS Pharmaceuticals, Inc. For 15 years Mr. Climaco has served in leadership roles in a variety of healthcare companies. Recently Mr. Climaco served as the Executive Vice-President of Perma-Fix Medical S.A where he managed the development of a novel method to produce Technitium-99. Previously Mr. Climaco served as President and CEO of Axial Biotech, Inc., a DNA diagnostics company. In the process of taking Axial from inception to product development to commercialization, Mr. Climaco created strategic partnerships with Medtronic, Johnson & Johnson and Smith & Nephew. Mr. Climaco currently serves as a director of several public companies including Moleculin Biotech, Inc., pharmaceutical company focused on anti-cancer drug candidates. Mr. Climaco also served as a director of PDI, Inc., a provider of outsourced commercial services to pharma companies, and InfuSystem Holdings, Inc., the largest supplier of infusion services to oncologists in the US.

Sandra L. Silberman, M.D., Ph.D. is the Chief Medical Officer of CNS Pharmaceuticals. Dr. Silberman is a Hematologist/Oncologist who earned her B.A., Sc.M. and Ph.D. from the Johns Hopkins University School of Arts and Sciences, School of Public Health and School of Medicine, respectively, and her M.D. from Cornell University Medical College, and then completed both a clinical fellowship in Hematology/Oncology as well as a research fellowship in tumor immunology at the Brigham & Women's Hospital and the Dana Farber Cancer Institute in Boston, MA. Dr. Silberman has played key roles in the development of many drugs including Gleevec™, for which she led the global clinical development at Novartis. Dr. Silberman advanced several original, proprietary compounds into Phases I through III during her work with leading biopharmaceutical companies, including Bristol-Myers Squibb, AstraZeneca, Imclone and Roche.

Matt Lourie, CPA is the CFO of CNS Pharmaceuticals, Inc. Mr. Lourie has extensive management, accounting and financial experience. Mr. Lourie served as an audit partner of the PCAOB registered firm MaloneBailey where he oversaw audits and financial reporting of SEC registrants. In addition, he served as the Corporate Controller of a public company with over 300 locations across the country. Mr. Lourie is a graduate of the University of Houston where he earned both his Bachelor of Business Administration - Accounting and his Masters of Science in Accounting.

Board & Scientific Advisory Board


Dr. Donald Picker
Board


Dr. J. George Gumulka
Board


Dr. Waldemar Priebe
SAB


Dr. Sigmund Hsu
SAB

Donald Picker, PhD, joined the CNS team in November, 2017 with over 35 years of drug development experience. At Johnson Matthey, Dr. Picker was responsible for the development of Carboplatin, one of the world's leading cancer drugs, acquired by Bristol-Myers Squibb and with annual sales of over $500 million. He also oversaw the development of Satraplatin and Picoplatin, third-generation platinum drugs currently in late-stage clinical development. Dr. Picker has significant experience in dermatological pharmaceutical discovery and development as well, having led projects for topical therapies in psoriasis, atopic dermatitis and acne.

J. George Gumulka, PhD, has more than 30 years of industrial and academic experience primarily in the R&D functions. George is an accomplished technology leader with strong international experience and with an excellent track record of successful new product and application. He has led innovation, technology and supported business efforts at several major global chemical companies including., Royal Dutch Shell/Shell Chemical Company, Kraton Polymers U.S. LLC, and Biospectrum Inc. His experience crosses multiple global industrial sectors including biotechnology, polymer and elastomer applications in consumer products, electronics, general industrial, commercial and residential construction, oil transportation, water purification to name a few.

Waldemar Priebe, PhD, Chairman of the Scientific Advisory Board, is a world renowned medicinal chemist and entrepreneur. Dr. Priebe is a Professor of Medicinal Chemistry in the Section of Immunobiology and Drug Carriers in the Department of Bioimmunotherapy at MD Anderson. Dr. Priebe is the inventor of more than 50 patents and the author of more than 200 scientific publications. As the founder or founding scientist of 6 pharmaceutical companies, including three listed on NASDAQ, Dr. Priebe has been integral in advancing several drugs through the pipeline, five of which entered clinical development. Dr. Priebe led the research that formed basis for the development of agents with high brain uptake (BBB crossing) and is the discoverer of our lead drug candidate Berubicin.

Sigmund Hsu, MD is fellowship trained and certified by the American Board of Psychiatry and Neurology, with extensive experience in the evaluation and treatment of neurological disorders in cancer patients. He specializes in primary brain tumors as well as brain and spinal cord metastases, cancer neurology and the treatment of chemotherapy neurotoxicity. Dr. Hsu has presented research at several national conferences, and his work has been published in numerous journals and textbooks. His most recent research has focused on novel therapies for recurrent primary CNS lymphoma, recurrent glioblastoma multiforme and intralumbar injections for cancer therapy, and he has several patents granted and pending for his treatments.

Possible IPO / Exit



Our first step is to raise the maximum funding allowed on Republic, which is $1,070,000. This is the campaign that you are currently viewing now.

Shortly after, we plan to begin a Regulation A+ equity crowdfunding campaign on Sprout Equity and raise up to $15,000,000.

After we close out the Reg A+ fundraising round, we plan on listing on the NASDAQ stock exchange in 2018.

Invest in CNS Pharma

Team

	Matt Lourie, CPA	Chief Financial Officer
	John Climaco, Esq.	Chief Executive Officer & Board Member
	Dr. Sandra Silberman, MD PhD	Chief Medical Officer
	Dr. Waldemar Priebe, PhD	Chairman of Scientific Advisory Board
	Dr. Donald Picker, PhD	Board Member

|  | Dr. Sigmund Hsu, MD | Scientific Advisory Board Member |
|  | Jerzy Gumulka | Board Member |

Perks

FAQ

Why am I getting the opportunity to invest in this breakthrough discovery?

CNS Pharma was founded to bring breakthrough central nervous system drugs to market by utilizing new regulations recently approved by Congress. These new regulations allow individual investors, like yourself, the opportunity to be early stage investors as opposed to wall street bankers and venture capitalists.

What is the general timeline for bringing Berubicin to market?

Bringing a drug through a clinical trial and ultimately bringing it to market can take several years. Based on the compelling data relating to the mechanism of action of this novel drug, as well as initial clinical results in the Phase 1 study, this is planned as a multi-center Phase 2 study that will evaluate the efficacy of Berubicin in subjects who have Glioblastoma that has recurred or progressed following prior radiation therapy and temozolomide, which are the standards of care for newly diagnosed Glioblastoma. Approximately sixty (60) patients will be entered. Efficacy will be measured in terms of progression-free survival (PFS), which is a major endpoint in studies of Glioblastoma, using accepted methodology, corticosteroid usage, and neurologic status. All of these are considered important in terms of a disease that after failure of primary therapy is almost uniformly fatal. Median PFS is the primary efficacy endpoint defined as the number of months from the date of the first dose of berubicin to the date of first documentation of an event (progressive disease per standard radiographic criteria or death due to any cause). Note that in Glioblastoma, PFS and overall survival (OS) are strongly correlated, indicating that PFS may be an appropriate surrogate for OS. Compared with OS, PFS offers earlier assessment and higher statistical power at the time of analysis. We intend to keep our shareholders updated with press releases as we progress through the process.

Is Berubicin the only planned development or will other drugs be added to the portfolio?

No, we plan to license or develop additional Central Nervous System (CNS) anti-cancer drugs in the future to have a more diversified portfolio of drug candidates.

How much money do you plan to raise in the future?

Subsequent to this fundraising campaign, we plan to raise funds under a Tier 2, Regulation A campaign. Our goal is to raise up to $15,000,000 in that campaign to fund our Phase II trials of Berubicin.

What exit

We plan to begin a Regulation A+ equity crowdfunding campaign on Sprout Equity and

strategy would investors possibly have?	raise up to $15,000,000. After we close out the Reg A+ fundraising round, we plan on listing on the NASDAQ stock exchange in 2018, at which time investors could choose to sell their equity position or not.
What are the competitors to Berubicin?	Berubicin has no competitors that have proven to cure Glioblastoma. That said, the current standard of care involves surgical resection followed by radiation and treatment with Temozolamide. Almost all patients unfortunately still die of the disease following this program. There are also at least 23 ongoing Phase II or Phase III clinical trials of different combinations of drugs, any one of which might be effective against Glioblastoma. Of the many previous clinical trials, none have successfully provided a cure for Glioblastoma.
This doesn't seem like a lot of capital to raise to develop a drug. What will this money be used for?	This capital will be used to fund early work needed to prepare for Berubicin's Phase II Clinical Trial. This may include beginning production on the basic materials used to create Berubicin, paying the salaries of employees and general & administrative expenses. We have a tremendous advantage in that our collaboration agreement with Reata Pharmaceuticals enables us to use all the data from their 2009 Phase I study of Berubicin. As we mentioned earlier, we also intend to complete an IPO with an offering of up to $15,000,000 later this year. Those funds will be used in part to conduct this development work.
What is the market size for the treatment of brain cancer?	We believe Berubicin has the potential to become the standard of care treatment for recurrent and Temozolomide (TMZ) resistant Glioblastoma. CNS will plan future clinical trials to establish Berubicin as an upfront treatment for Glioblastoma. Based on currently available sales figures for TMZ, if approved, the initial market size for Berubicin could be up to $1 billion.

EXHIBIT D

*Form of the Crowd Safe for
the Company's Offering*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

CNS Pharmaceuticals, Inc.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $________ (the "**Purchase Amount**") on or about [Date of Crowd Safe], CNS Pharmaceuticals, Inc., a Nevada corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 16%.

See Section 3 for certain additional defined terms.

1. ***Events***

(a) **Liquidity Event**. If there is a Liquidity Event before the termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the applicable Conversion Price. No fractional shares of Common Stock shall be issued upon the conversion. As to any fraction of a share which the Investor would otherwise be entitled to receive upon such conversion, the Company shall, at its election, either (i) pay a cash adjustment in respect of such final fraction, in an amount equal to such fraction multiplied by the Conversion Price or (ii) provide the investor with a whole share of Common Stock, rounding up the fractional share.

(b) **Escrow Account**. The Company shall retain funds in an Escrow Account, as specified in Section 2. The Company shall dissolve the Escrow Account and release the funds therein to the party entitled to said funds, according to this section, upon the earlier of the following, (i) if there is an Ecrow Release Event, all funds in the Escrow Account shall be due to the Company, immediately, or (ii) if there is an Escrow Refund Event, all funds in the Escrow Account shall be due to the Investor pari passu with all other investors, based on said investor's Purchase Amount.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Section 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to Section 1(a), (ii) the refund to Investors of the amounts in the Escrow Account following an Escrow Repayment Event pursuant to Section 1(b)(ii), (iii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(c), or (iv) the re-payment of the Purchase Amount due to a breach of Section 2(b).

2. *Escrow Covenant*

(a) The Company will establish an Escrow Account upon the successful issuance of this instrument and shall retain the Escrow Amount in said Escrow Account until there is either (i) an Escrow Release Event, (ii) a Escrow Refund Event or (iii) a re-payment of the Purchase Amount due to a breach of Section 2(b). The Company will provide the Portal a monthly statement balance to ensure compliance with this provision.

(b) In the event the Company either (i) fails to provide the Portal with a monthly statement within fifteen (15) calendar days of the end of a calendar month, or (ii) fails to maintain the Escrow Amount before an Escrow Release Event or Escrow Refund Event, this Crowd Safe may be deemed in default by the Portal or the Purchaser. Upon receiving notice of the default, the Company will have five (5) calendar days to cure the breach of this covenant, otherwise the full Purchase Amount of this instrument will be due to the Investor immediately.

3. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes, after the date hereof, the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $.001 per share, of the Company.

"**Conversion Price**" means with respect to a conversion pursuant to Section 1(a), the product of (a) the Discount Rate multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Liquidity Capitalization; provided that upon an IPO, the Conversion Price will equal the product of the Discount Rate multipled by the public offering price per share of Common Stock issued in the IPO.

"**Discount Rate**" is 100% minus the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Escrow Amount**" means fifty percent (50%) of the net Purchase Amount of this instrument, and all others sold in the same offering, assuming, for purposes of calculating the "net" Purchase Amount that all costs associated with the Portal, including commission, credit card fees, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal are debited from the Escrow Amount and not the portion of the Purchase Amount not subject to this definition. For the avoidance of doubt, costs incurred by the Company associated with the issuance of this instrument, but not passing through the Portal, may not be debited from the Escrow Amount.

"**Escrow Account**" means a savings or checking account subject to FDIC insurance where the Company will deposit the Escrow Amount, pursuant to Section 2. The account must be i) in the Company's name, ii) not subject to any pledges or liens, and iii) may not be used to secure any financing or for leverage.

"**Escrow Release Event**" means the Company's (i) successful and final acquisition of the Patent Rights (defined below) and (ii) devotion of funds in excess of fifty percent (50%) of the Escrow Amount to preparing a Phase II clinical trial associated with said Patent Rights, before December 28, 2019. For the avoidance of doubt, funds devoted to preparing a Phase II clinical trials associated with the Patent Rights cannot come from the Escrow Account.

"**Escrow Refund Event**" means a) the Company's failure (i) to acquire the Patent Rights and (ii) to devote funds in excess of fifty percent (50%) of the Escrow Amount to preparing a Phase II clinical trials associated with said Patent Rights, before December 28, 2019, or b) the Company's repayment of the Purchase Amount not in the Escrow Account due to a breach of Section 2(b). For the avoidance of doubt, funds devoted to preparing a Phase II clinical trial associated with the Patent Rights cannot come from the Escrow Account.

"**IPO**" means the closing of the Company's first initial public offering of Common Stock pursuant to either an effective registration statement filed under the Securities Act or a qualified offering statement filed pursuant to Regulation A of the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the initial closing date of the Company's IPO, and ending on the date specified by the Company and, any the managing underwriter(s) or placement agents. Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter or placement agent to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Patent Rights**" means the complete intellectual property rights Houston Pharmaceuticals, Inc., a Texas Corporation, has provisionally granted to the Company, subject to certain terms and conditions, which must be met in order for the Company to secure an exclusive, royalty-bearing license.

"**Phase II clinical trial**" means the definition provided by www.cancer.gov.

"**Preferred Stock**" means the preferred stock of the Company.

"**Portal**" means Republic, an equity crowdfunding portal, operating at https://republic.co.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of Common Stock required to be issued pursuant to Section 1, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of Common Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter or placement agent (or if no managing underwriter or placement agent are utilized in the IPO, the Company): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares by the Investor to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors at the time of the IPO of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters or placement agents in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters or placement agents in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's Common Stock (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates or book-entry confirmations representing all of the Investor's Common Stock (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE CLOSING DATE OF THE COMPANY'S INITIAL PUBLIC OFFERING PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered through the Portal or personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)　　All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(h)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").　The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.　There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.　The place of arbitration shall be Houston, Texas.　Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

CNS PHARMACEUTICALS, INC.

By: _____

Name: John Climaco

Title: Chief Executive Officer

Address: 2100 West Loop South, Suite 900

       Houston, Texas 77027

Email: IR@cnspharma.com

INVESTOR:

By: _____

Name:_____

Email:_____